UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                                  GMARKET INC.
                                  ------------
                                (Name of Issuer)


                   Common Shares, par value Won 100 per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                   38012G100
                                   ---------
                                 (CUSIP Number)


                                 June 29, 2006
                                 -------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No.: 38012G100                                         Page 2 of 9 Pages
.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          KINGDON CAPITAL MANAGEMENT, LLC
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of Shares      5.       Sole Voting Power                  529,000
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           ..........................................................
                      7.       Sole Dispositive Power             529,000
                      ..........................................................
                      8.       Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          529,000
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.8%
.................................................................................
12.       Type of Reporting Person:

          OO;IA

                                  SCHEDULE 13G

CUSIP No.: 38012G100                                         Page 3 of 9 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MARK KINGDON
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          United States of America
.................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                529,000
Person With           ..........................................................
                      7.       Sole Dispositive Power             0
                      ..........................................................
                      8.       Shared Dispositive Power           529,000
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          529,000
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.8%
.................................................................................
12.       Type of Reporting Person:

          HC

                                                               Page 4 of 9 Pages

Item 1(a).        Name of Issuer:

                  Gmarket Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  8th Floor, LIG Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Republic of Korea.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)    Kingdon  Capital   Management,   LLC  ("Kingdon  Capital
                        Management"); and

                  ii)   Mark Kingdon ("Mr. Kingdon").

                  This Statement relates to Shares (as defined herein) held for the accounts of Kingdon Associates, L.P., a New York limited partnership ("Kingdon Associates"), M. Kingdon Offshore Ltd., a Cayman Islands exempted company ("Kingdon Offshore"), and Kingdon Family Partnership, L.P., a New York limited partnership ("Kingdon Family Partnership"). Kingdon Capital Management serves as investment manager to each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. In such capacity, Kingdon Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. Mr. Kingdon is the managing member and president of Kingdon Capital Management.

Item 2(b)         Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of each of Kingdon Capital Management and Mr. Kingdon is 152 West 57th Street, 50th Floor, New York, New York 10019.

Item 2(c)         Citizenship

                  i)    Kingdon  Capital   Management  is  a  Delaware   limited
                        liability company; and
                  ii) Mr. Kingdon is a citizen of the United States of America.

Item 2(d)         Title of Class of Securities:

                  American Depositary Shares Representing Common Shares, par value Won 100 per share (the "Shares")

Item 2(e)         CUSIP Number:

                  38012G100

                                                               Page 5 of 9 Pages

Item 3 If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4            Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of July 7, 2006, each of Kingdon Capital Management and Mr. Kingdon may be deemed to beneficially own 529,000 Shares. This amount consists of: (A) 141,290 Shares held for the account of Kingdon Associates; (B) 366,048 Shares held for the account of Kingdon Offshore; and (C) 21,662 Shares held for the account of Kingdon Family Partnership.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Kingdon Capital Management and Mr. Kingdon may be deemed to be the beneficial owner constitutes approximately 5.8% of the total number of Shares outstanding (based upon information provided by the Issuer in its prospectus filed pursuant to Rule 424(b) with the Securities and Exchange Commission on June 30, 2006, there were 9,119,565 Shares outstanding as of June 29, 2006).

Item 4(c)         Number of Shares of which such person has:

Kingdon Capital Management:
---------------------------

(i) Sole power to vote or direct the vote:                               529,000

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:                529,000

(iv) Shared power to dispose or direct the disposition of:                     0

Mr. Kingdon:
------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                            529,000

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:               529,000


Item 5            Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6            Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable

                                                               Page 6 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2006                       KINGDON CAPITAL MANAGEMENT, LLC


                                          By:   /s/ William Walsh
                                                -------------------------------
                                          Name:  William Walsh
                                          Title: Chief Financial Officer

Date: July 10, 2006                       MARK KINGDON


                                          /s/ Mark Kingdon
                                          -------------------------------------

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A.       Joint Filing Agreement, dated July 10, 2006 by and among
         Kingdon Capital Management, LLC and Mark Kingdon..............    9

                                                               Page 9 of 9 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the common shares of Gmarket Inc. dated as of July 10, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: July 10, 2006                       KINGDON CAPITAL MANAGEMENT, LLC


                                          By:   /s/ William Walsh
                                                -------------------------------
                                          Name:  William Walsh
                                          Title: Chief Financial Officer

Date: July 10, 2006                       MARK KINGDON


                                          /s/ Mark Kingdon
                                          -------------------------------------